UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 1-13045

IRON MOUNTAIN INCORPORATED (1)

(Exact name of registrant as specified in its charter)

One Federal Street, Boston, MA 02110

(617) 535-4766

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $.01 par value per share

(Title of each class of securities covered by this Form)

None.

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None.

Pursuant to the requirements of the Securities Exchange Act of 1934 Iron Mountain Incorporated has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Iron Mountain Incorporated

Date:	January 23, 2015	By:	/s/ Ernest W. Cloutier
		Name:	Ernest W. Cloutier
		Title:	Executive Vice President and General Counsel

(1)                                 On January 20, 2015, pursuant to the Agreement and Plan of Merger, dated as of November 12, 2014 (the “Merger Agreement”), between Iron Mountain Incorporated, a Delaware corporation (the “Predecessor Registrant”), and Iron Mountain REIT, Inc., a Delaware corporation (the “Registrant”), the Predecessor Registrant merged with and into the Registrant (the “Merger”), with the Registrant surviving the Merger. The Merger was effective as of 11:59 p.m., Eastern Time, on January 20, 2015 (the “Effective Time”). At the Effective Time, the Registrant changed its name from “Iron Mountain REIT, Inc.” to “Iron Mountain Incorporated.” At the Effective Time and pursuant to the Merger Agreement, all outstanding shares of the common stock, par value $0.01 per share, of the Predecessor Registrant (the “Predecessor Registrant Common Stock”) automatically converted into the right to receive an equal number of shares of common stock, par value $0.01 per share, of the Registrant (the “Registrant Common Stock”). Pursuant to this Form 15, the Registrant, as the successor entity to the Predecessor Registrant, is terminating the registration of the Predecessor Registrant Common Stock. The Registrant Common Stock, including the Registrant’s duties to file reports with respect thereto, is not affected by this Form 15.

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.